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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 10
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 10 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the Schedule 14D-1) relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Supplement") and in the revised Letter of Transmittal (which, together with any other amendments or supplements thereto, constitute the "Offer").

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On April 7, 1997, the Parent and the Purchaser filed a Motion for Preliminary Injunction in the Defensive Tactics Litigation (the "Preliminary Injunction Motion") claiming, among other things, that (i) as part of a scheme of extreme defensive and director-entrenching measures, the defendants are delaying the Company's 1997 Annual Meeting of Shareholders in violation of their fiduciary duties and the Company's By-Laws and (ii) the Georgia Business Corporation Code requires the defendants to hold the Annual Meeting by no later than June 30, 1997. The Preliminary Injunction Motion seeks an order requiring the defendants to take all steps necessary to cause the Company to hold the Annual Meeting promptly and in any event by no later than June 30, 1997. A copy of the memorandum of law filed in support of the Preliminary Injunction Motion is set forth in Exhibit 11(g)(5) and is incorporated herein by reference.

    On April 8, 1997, the Parent issued a press release announcing that it had filed the Preliminary Injunction Motion. The full text of the press release is set forth in Exhibit 11(a)(24) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(g)(5)        Memorandum of Law in support of Motion for Preliminary Injunction filed by the Parent and the Purchaser on April 7, 1997.

(a)(24)       Press Release issued by the Parent on April 8, 1997.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: April 8, 1997

                                 EXHIBIT INDEX

  EXHIBIT                                                                                                      PAGE
    NO.                                               DESCRIPTION                                               NO.
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11(g)(5)     Memorandum of Law in support of Motion for Preliminary Injunction filed by the Parent and the
             Purchaser on April 7, 1997.

11(a)(24)    Press Release issued by the Parent on April 8, 1997.